UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APi Group Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39275
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1100 Old Highway 8 NW New Brighton, MN	55112
(Address of principal executive offices)	(Zip Code)

Louis B. Lambert (651) 636-4320
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.
US.357749200.02

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

APi Group Corporation (including its global subsidiaries) (the “Company”) is a global life safety, security, monitoring, and specialty services business.

The Company is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2023 to December 31, 2023 (the “Reporting Period”).

The Rule requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. The Rule defines “Conflict Minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in the Rule (collectively, the “Covered Countries”).

The Company found that certain Conflict Minerals were necessary to the functionality or production of some of its products manufactured, or contracted to be manufactured, during the Reporting Period. Specifically, the Company identified that Conflict Minerals may be used in the electronic components of certain fire detection panels (collectively, the “products”).

Reasonable Country of Origin Inquiry

The Company’s supply chain is highly complex and spread across multiple geographies. Generally, the Company does not have a direct contractual relationship with any of the entities that may mine any Conflict Minerals used in its products and in many cases is several layers removed from the smelters and refiners of Conflict Minerals. It is, therefore, difficult if not impossible to identify with precision all of the suppliers within the Company’s supply chain. The Company will continue to review its supply chain and, for the products used during the Reporting Period, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) as required by the Rule to determine whether any of such Conflict Minerals for the products used during the Reporting Period originated in a Covered Country and whether any of such Conflict Minerals may be from recycled or scrap sources.

We conducted our RCOI by identifying those direct suppliers that provided to us components that may contain Conflict Minerals for the products that we manufactured during the calendar year ended December 31, 2023. We obtained information from these suppliers indicating they are dedicated to the elimination of Conflict Minerals in their supply chains and to sourcing conflict-free minerals. The responses did not permit the Company to identify with precision the smelters and refiners that may have supplied tantalum, tin, tungsten and gold to its supply chain.

Conflict Mineral Disclosure

In light of the limited information we received from our suppliers as part of our RCOI, we are unable to definitively determine whether all the tantalum, tin, tungsten and gold used in the products may have originated in Covered Countries or are from recycled or scrap sources. We will continue to engage with our suppliers to obtain current, accurate and complete information related to their supply chain.

This Form SD is publicly posted on our webpage at https://ir.apigroupcorp.com/overview/ (on the “Financials” page under the “SEC Filings” sub-page). The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

API GROUP CORPORATION

By: /s/ Louis B. Lambert          Date: May 30, 2024
Name: Louis B. Lambert
Title: Senior Vice President, General Counsel
and Secretary
US.357749200.02